================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        ---------------------------------


                                   FORM T-3/A
                                 (Amendment No. 2)


                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                        ---------------------------------

                            TEXAS PETROCHEMICALS LP*
                               (Name of Applicant)

                           Three Riverway, Suite 1500
                              Houston, Texas 77056
                    (Address of Principal Executive Offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

           TITLE OF CLASS                                      AMOUNT
           --------------                                      ------
7-1/4% Senior Secured  Convertible                Aggregate  principal amount of
           Notes due 2009                                    $60,000,000

                     -------------------------------------

         APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: On, or as soon as practicable after, the date this Application for Qualification becomes effective.

                     -------------------------------------

                     NAME AND ADDRESS OF AGENT FOR SERVICE:

                                STEPHEN R. WRIGHT
                             TEXAS PETROCHEMICALS LP
                           THREE RIVERWAY, SUITE 1500
                              HOUSTON, TEXAS 77056

                                 WITH COPIES TO:

                               WILLIAM S. ANDERSON
                          BRACEWELL & PATTERSON, L.L.P.
                        711 LOUISIANA STREET, SUITE 2900
                              HOUSTON, TEXAS 77002
                            TELEPHONE: (713) 221-1122
                            FACSIMILE: (713) 437-5370

                     -------------------------------------

* The companies listed on the next page in the Table of Additional Applicants are also included in this Application for Qualification as additional Applicants.

================================================================================

                         TABLE OF ADDITIONAL APPLICANTS

NAME OF APPLICANT (1)


TP Capital Corp.


Texas Petrochemicals Inc.

Texas Petrochemicals LLC

Texas Olefins Domestic International Sales Corporation

 ----------------
(1) The address of the principal executive offices of each additional Applicant is c/o Texas Petrochemicals LP, Three Riverway, Suite 1500, Houston, Texas 77056. The name and address of the agent for service for each additional Applicant is Stephen R. Wright, Texas Petrochemicals LP, Three Riverway, Suite 1500, Houston, Texas 77056.

                                     GENERAL

1.       GENERAL INFORMATION.


         (a) Texas Petrochemicals LP (the "Company") is a limited partnership. TP Capital Corp. is a corporation ("TP Capital", and together with the Company, the "Issuers"). Texas Petrochemicals Inc. ("New GP" or "Parent") is a corporation. Texas Petrochemicals LLC ("New LP") is a limited liability company. Texas Olefins Domestic International Sales Corporation ("Olefins", and together with New GP and New LP, the "Guarantors") is a corporation.



         (b) The Company is organized under the Texas Revised Limited Partnership Act. TP Capital and New GP are organized under the General Corporation Law of the State of Delaware. New LP is organized under the Delaware Limited Liability Company Act. Olefins is organized under the Texas Business Corporation Act.


2.       SECURITIES ACT EXEMPTION APPLICABLE.


         The Issuers will issue, pursuant to the terms of the Company's Plan of Reorganization (as amended or supplemented, the "Plan") under Title 11 of the United States Code (the "Bankruptcy Code"), $60,000,000 aggregate principal amount of 7-1/4% Senior Secured Convertible Notes due 2009 (the "Notes" or the "Securities") on the later of the Effective Date and the date of the qualification of the Indenture pursuant to this Application for Qualification. The Notes will be issued pursuant to an Indenture between the Issuers and a Trustee (the "Indenture"), which is the subject of this Application for Qualification. The obligations of the Issuers under the Indenture will be guaranteed by the Guarantors. Capitalized terms used herein and which are not otherwise defined herein shall have the meaning ascribed to them in the Plan. A copy of the Plan has been filed as an exhibit to this Application for Qualification.



         The Company has entered into an Investment Agreement, dated as of February 28, 2004 (the "Investment Agreement"), with Castlerigg Master Investments, Ltd. ("Castlerigg") and RCG Carpathia Master Fund, Ltd. ("RCG" and, together with Castlerigg, the "New Equity Investors") providing that the New Equity Investor will purchase from the Company on the Effective Date $30,000,000 aggregate principal amount of Notes. Subject to certain limitations set forth in the Plan, each Record Date Holder of an Eligible Allowed Unsecured Claim shall have a right to subscribe for and purchase from the Company up to its Pro Rata Share of an additional $30,000,000 aggregate principal amount of Notes on the terms and subject to the conditions set forth in the Plan. The New Equity Investors will purchase from the Company on the Effective Date the entire portion of the $30,000,000 principal amount of Notes offered pursuant to the Rights Offering that is not purchased by holders of Eligible Allowed Unsecured Claims in accordance with the terms of the Rights Offering.



         The Applicants believe that the issuance of Notes to holders of Eligible Allowed Unsecured Claims against the Company that elect to participate in the Rights Offering will be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization,
(ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the Notes to holders of Eligible Allowed Unsecured Claims against the Company that elect to participate in the Rights Offering for the Notes will satisfy the aforementioned requirements.


         The Applicants believe that the issuance of Notes to the New Equity Investors will be exempt from the registration requirements of the Securities Act pursuant to Rule 506 of Regulation D of the Securities Act.

                                  AFFILIATIONS

3.       AFFILIATES.

         AFFILIATES PRIOR TO THE EFFECTIVE DATE

         The following list sets forth the Affiliates of the Applicants as of the date of this Application for Qualification, including their respective percentages of voting securities, or other bases of control.

         Texas Petrochemical Holdings, Inc. owns 100% of the capital stock of TPC Holding Corp.


         TPC Holding Corp. owns 100% of the capital stock of Petrochemical Partnership Holdings, Inc. and is the sole general partner of, and holds 1% of the partnership interests in, the Company.



         Petrochemical Partnership Holdings, Inc. is the sole limited partner of, and holds 99% of the partnership interests in, the Company.



         The Company owns 100% of the capital stock or limited liability company interests in each of the Guarantors, TP Capital and Texas Butylene Chemical Corporation.


         Certain directors and executive officers of Texas Petrochemical Holdings, Inc., TPC Holding Corp., Petrochemical Partnership Holdings, Inc., Texas Butylene Chemical Corporation and the Applicants may be deemed to be affiliates of the Applicants by reason of their position with such entities. See
Item 4, "Directors and Executive Officers".

         AFFILIATES AS OF THE EFFECTIVE DATE


         On the Effective Date, all existing Partnership Interests of the Company will be extinguished. Texas Petrochemical Holdings, Inc., TPC Holding Corp., Petrochemical Partnership Holdings, Inc. and Texas Butylene Chemical Corporation are expected to be liquidated pursuant to each entity's respective plan of liquidation under Chapter 11 of the Bankruptcy Code.


         The following list sets forth the expected Affiliates of the Applicants, as of the Effective Date, including their respective percentages of voting securities, or other bases of control.


         New GP will be the sole general partner of, and will own 1% of the partnership interests in, the Company.

         New GP will be the sole member of, and will own 100% of the limited liability company interests in, New LP.


         New LP will be the sole limited partner of, and will own 99% of the partnership interests in, the Company.



         The Company will own 100% of the capital stock of TP Capital and Olefins.


         The Plan provides that there will be 10,000,000 shares of Common Stock of New GP issued and outstanding immediately after the Effective Date (without giving effect to any shares issuable upon conversion of the Notes or under employee stock option plans).

         Pursuant to the Investment Agreement, the New Equity Investors will purchase on the Effective Date 1,070,660 shares of Common Stock of New GP.


         Subject to certain limitations set forth in the Plan, each Record Date Holder of an Eligible Allowed Unsecured Claim shall have a right to subscribe for and purchase from the Company in the Rights Offering up to its Pro Rata Share of an additional 1,070,660 shares of Common Stock of New GP on the terms and subject to the conditions set forth in the Plan. Pursuant to the Investment Agreement, the New Equity Investors will also purchase on the Effective Date all of the additional 1,070,660 shares of Common Stock of New GP offered pursuant to the Rights Offering that are not purchased by holders of Eligible Allowed Unsecured Claims in accordance with the terms of the Rights Offering. New GP and TP Capital are affiliates of the Company and are joint participants in the Plan.


         Pursuant to the Investment Agreement, the New Equity Investors will purchase on the Effective Date an additional number of shares of Common Stock of New GP equal to the aggregate number of shares that the holders of Eligible Allowed Unsecured Claims whose claims were satisfied pursuant to the Cash Election would have received if they had not elected the Cash Election.


         As described in Item 2 above, the New Equity Investors will purchase from the Company on the Effective Date $30,000,000 principal amount of the Notes. The New Equity Investors also will purchase from the Company on the Effective Date the entire portion of the $30,000,000 principal amount of Notes offered pursuant to the Rights Offering that is not purchased on or before the Effective Date by holders of Eligible Allowed Unsecured Claims in accordance with the terms of the Rights Offering.


         Each New Equity Investor has agreed, severally and not jointly, to purchase 50% of the Common Stock of New GP and Notes to be sold to the New Equity Investors pursuant to the Investment Agreement.

         Holders of Remaining Allowed Unsecured Claims as of the Effective Date will receive in exchange for their claims the remaining shares of Common Stock of New GP that are to be outstanding as of the Effective Date (without giving effect to any shares issuable under employee stock option plans).

         Certain directors and executive officers of the Applicants may be deemed to be affiliates of the Applicants by reason of their position with the Applicants. See Item 4, "Directors and Executive Officers".

                             MANAGEMENT AND CONTROL

4.       DIRECTORS AND EXECUTIVE OFFICERS.


         THE COMPANY



         The following table lists the names and offices held by all executive officers of the Company as of the date of this Application for Qualification and as expected as of the Effective Date.


                          Name                                                     Office
                          ----                                                     ------
Carl S. Stutts...................................................             President and Chief Executive Officer
E. Joseph Grady..................................................             Senior Vice President and CFO
John P. Yoars....................................................             Senior Vice President - Operations
Stephen R. Wright................................................             Senior Vice President, General Counsel
                                                                              and Secretary


         As a limited partnership, the Company has a general partner rather than a board of directors. TPC Holding Corp. is the sole general partner of the Company as of the date of this Application for Qualification. New GP will be the sole general partner of the Company as of the Effective Date.



         TP CAPITAL



         The following table lists the names and offices of all directors and executive officers of TP Capital as of the date of this Application for Qualification and as expected as of the Effective Date.



                          Name                                                     Office
                          ----                                                     ------
Carl S. Stutts...................................................             Director, President and Chief Executive
                                                                              Officer
E. Joseph Grady..................................................             Senior Vice President of Finance and
                                                                              Chief Financial Officer
John P. Yoars....................................................             Senior Vice President of Operations
Stephen R. Wright................................................             Senior Vice President, Secretary and
                                                                              General Counsel


         NEW GP

         The following table lists the names and offices of all directors and executive officers of New GP as of the date of this Application for Qualification and as expected as of the Effective Date. The Plan contemplates that four additional persons will be named as directors of New GP on the Effective Date.


                            Name                                                                Office
                            ----                                                                -------
Carl S. Stutts...................................................                Director, President and Chief Executive
                                                                                 Officer
E. Joseph Grady..................................................                Senior Vice President of Finance and Chief
                                                                                 Financial Officer
John P. Yoars....................................................                Senior Vice President of Operations
Stephen R. Wright................................................                Senior Vice President, Secretary and
                                                                                 General Counsel

         NEW LP

         The following table lists the names and offices of all managers and executive officers of New LP as of the date of this Application for Qualification and as expected as of the Effective Date.

                             Name                                                             Office
                             ----                                                             -------
Carl S. Stutts...................................................             Manager, President and Chief Executive
                                                                              Officer
E. Joseph Grady..................................................             Senior Vice President of Finance and Chief Financial
                                                                              Officer

John P. Yoars....................................................             Senior Vice President of Operations
Stephen R. Wright................................................             Senior Vice President, Secretary and
                                                                              General Counsel

         The Plan contemplates that at the Effective Date the board of directors (or body performing similar functions) of New LP will consist of the same individuals as the board of directors of New GP and such other individuals as the board of New GP may select.

         OLEFINS

         The following table lists the names and offices held by all directors and executive officers of Olefins as of the date of this Application for Qualification and as expected as of the Effective Date.

                              Name                                                              Office
                              ----                                                              ------
Carl S. Stutts...................................................                 Director and President
John P. Yoars....................................................                 Vice President
Brian K. Bourque.................................................                 Vice President and Treasurer
Stephen R. Wright................................................                 Director, Vice President and Secretary

         The mailing address for each of the individuals listed in the tables set forth in this Item 4 is c/o Texas Petrochemicals LP, Three Riverway, Suite 1500, Houston, Texas 77056.

5.       PRINCIPAL OWNERS OF VOTING SECURITIES.

         PRINCIPAL OWNERS OF VOTING SECURITIES PRIOR TO THE EFFECTIVE DATE


         As of the date of this Application for Qualification: (i) TPC Holding Corp., as the general partner of the Company, owns 100% of the voting securities of the Company; and (ii) the Company owns 100% of the voting securities each of the Guarantors and TP Capital. The mailing address for each of these entities is c/o Texas Petrochemicals LP, Three Riverway, Suite 1500, Houston, Texas 77056.


         PRINCIPAL OWNERS OF VOTING SECURITIES AS OF THE EFFECTIVE DATE

         As of the Effective Date:


         New GP will be the sole general partner of, and will own 100% of the voting securities of, the Company;


         New GP will be the sole member of, and will own 100% of the voting securities of, New LP;


         The Company will own 100% of the voting securities of TP Capital and Olefins; and



         The New Equity Investors and holders of Remaining Allowed Unsecured Claims against the Company as of the Effective Date will own the voting securities of New GP as described above in Item 3 and in the Plan. The mailing address for Castlerigg Master Investments, Ltd., a New Equity Investor, is c/o Sandell Asset Management Corp., 1251 Avenue of the Americas - 23rd Floor, New York, New York 10020. The mailing address for RCG Carpathia Master Fund, Ltd., a New Equity Investor, is c/o Ramius Capital Group, LLC, 666 Third Avenue - 26th Floor, New York, New York 10017.


                                  UNDERWRITERS

6.       UNDERWRITERS.

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
         (a) Within the three years prior to the date of the filing of this Application for Qualification, no person has acted as an underwriter of the Applicants.

         (b) No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

7.       CAPITALIZATION.

         (a)(i)   CAPITAL SECURITIES PRIOR TO THE EFFECTIVE DATE


         As of the date of this Application for Qualification, 1% of the partnership interests in the Company is held by TPC Holding Corp., in its capacity as the general partner of the Company, and the remaining 99% of the partnership interests in the Company is held by Petrochemical Partnership Holdings, Inc., in its capacity as the limited partner of the Company. There are no other equity securities of the Company authorized or outstanding as of the date of this Application for Qualification.



         In addition to the foregoing, as of the date of this Application for Qualification, the Company has an aggregate principal amount of $225,000,000 of its 11 1/8% Senior Subordinated Notes due 2006 authorized and outstanding.



         As of the date of this Application for Qualification, there are 1,000 shares of common stock of TP Capital authorized and outstanding.


         As of the date of this Application for Qualification, there are 1,000 shares of common stock of Olefins authorized and outstanding.

         (a)(ii)  CAPITAL SECURITIES AS OF THE EFFECTIVE DATE


         As of the Effective Date, 1% of the partnership interests in the Company will be held by New GP, in its capacity as the general partner of the Company, and the remaining 99% of the partnership interests in the Company will be held by New LP, in its capacity as the limited partner of the Company.



         The Issuers will have an aggregate principal amount of $60,000,000 of their 7-1/4% Senior Secured Convertible Notes due 2009 authorized and outstanding. The Notes will be convertible at the option of the holders into shares of Common Stock of New GP. The conversion rate is 107.066 shares on Common Stock of New GP per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $9.340033 per share.


         New GP will have 20,000,0000 million shares of its common stock authorized, of which 10,000,000 will be outstanding.


         (b) As of the date of this Application for Qualification, TPC Holding Corp., as the sole general partner of the Company, has the exclusive right to vote in the direction and management of the affairs of the Company. The Company, as the sole shareholder of Olefins, is entitled to one vote for each share of common stock of Olefins it owns. Additionally, the Company, as the sole shareholder of TP Capital, is entitled to one vote for each share of common stock of TP Capital it owns.



         At the Effective Date, New GP, as the sole general partner of the Company, will have the exclusive right to vote in the direction and management of the affairs of the Company, and New GP, in its capacity as the sole member of New LP, will have the exclusive right to vote in the direction and management of the affairs of New LP. A holder of Common Stock of New GP will be entitled to one vote for each share of Common Stock of New GP held by such holder. The Company, as the sole shareholder of Olefins, is entitled to one vote for each share of common stock of Olefins it owns. Additionally, the Company, as the sole shareholder of TP Capital, is entitled to one vote for each share of common stock of TP Capital it owns.

                              INDENTURE SECURITIES

8.       ANALYSIS OF INDENTURE PROVISIONS.

         The following is a general description of certain provisions of the Indenture to be qualified and is subject in its entirety by reference to the form of the Indenture to be qualified, filed as Exhibit T3C hereto. Terms used in this Section 8 have the meanings ascribed to them in the Indenture.


         (a)      DEFAULTS UNDER THE INDENTURE; WITHHOLDING OF NOTICE.



         Section 5.1 of the Indenture provides that any one of the following events constitutes an Event of Default:


                  (i) default in the payment of any interest upon any Security when it becomes due and payable, and continuance of such Default for a period of 30 days; or

                  (ii) default in the payment of the principal of (or premium, if any, on) any Security when such principal becomes due and payable at its Maturity or otherwise (including the failure to make payment to purchase the Securities properly tendered pursuant to a Change of Control Offer, Asset Sale Offer or Loss Proceeds Offer); or

                  (iii) failure by the Parent to deliver shares of Common Stock when such Common Stock is required to be delivered following conversion of a Security and continuation of such default for a period of 10 days; or

                  (iv) one or more judgments which are not covered by insurance (with deductibles, self-insurance or retention be treated as not covered by insurance) in an aggregate amount in excess of $2,000,000 shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; or

                  (v) any Guarantee ceases to be in force and effect or any Guarantee is declared to be null and void and unenforceable or any Guarantee is found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture); or


                  (vi) (A) the failure of the Issuers or any Guarantor to comply with any covenant or agreement contained in any of the Security Documents (after the lapse of any applicable grace periods) which adversely affects the value of the Collateral or the enforceability, validity, perfection or priority of any Lien on the Collateral or the enforceability, validity, perfection or priority of any Lien on the Collateral in favor or the Trustee on any portion or portions of the Collateral with an aggregate fair market value in excess of $2,000,000;
         (B) the repudiation or disaffirmation by the Company or any Guarantor of its obligations under the Security Documents or the determination in a judicial proceeding that any of the Security Documents is unenforceable or invalid against the Issuers or any Guarantor for any reason affecting Collateral with an aggregate fair market value in excess of $2,000,000; or (C) except for expiration in accordance with its terms or amendment, modification, waiver, termination or release in accordance with the terms of the Indenture, any Security Document shall cease to be in force and effect or cease to be effective in all material respects to grant a perfected Lien with the priority purported to be created thereby on any portion or portions of the Collateral with an aggregate fair market value in excess of $2,000,000 if, in either case, such default continues for 10 days after notice; or


                  (vii) default in the performance, or breach, of any covenant or warranty of the Issuers or any Guarantor in the Indenture (other than a covenant or warranty a Default in whose performance or whose breach is elsewhere in this Section specifically dealt with), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 33-1/3% in principal amount of the Outstanding Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Indenture; or


                  (viii) default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any Restricted Subsidiary or under any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for money borrowed by the Company or any Restricted Subsidiary, whether such indebtedness now exists or shall hereafter be created, incurred, assessed or guaranteed, which default shall constitute a failure to pay any portion of the principal of such indebtedness when due and payable after the expiration of any applicable grace period with respect thereto or shall have resulted in any portion of such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled, and such portions of such indebtedness so due and payable exceed $2,000,000 in the aggregate for all such defaults; provided, however, that if such default under such mortgage, indenture or instrument shall be remedied or cured by the Company or Restricted Subsidiary , as the case may be, or waived by the holders of such indebtedness, then the Event of Default hereunder by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the Trustee or any of the Holders of the Securities; and provided, further, that the Trustee (subject to Sections 6.1 and 6.2 of the Indenture) shall not be deemed to have knowledge of such default unless either (A) a Responsible Officer of the Trustee shall have actual knowledge of such default or (B) the Trustee shall have received written notice thereof at the Corporate Trust Office from the Company, the trustee under any such mortgage, indenture or instrument, the holder or holders of any such indebtedness or the agent of any such holder or holders or any Holder of any Outstanding Securities; or


                  (ix) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Company, TP Capital Corp. or any Guarantor in an involuntary case or proceeding under any applicable Bankruptcy Law or (B) a decree or order adjudging the Company, TP Capital Corp. or Guarantor a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company, TP Capital Corp. or Guarantor under any applicable Bankruptcy Law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or Guarantor or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

                  (x) the commencement by the Company, TP Capital Corp. or any Guarantor of a voluntary case or proceeding under any applicable Bankruptcy Law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company to the entry of a decree or order for relief in respect of the Company, TP Capital Corp. or any Guarantor in an involuntary case or proceeding under any applicable Bankruptcy Law, or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable Bankruptcy Law, or the consent by the Company, TP Capital Corp. or any Guarantor to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company, TP Capital Corp. or any Guarantor or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company, TP Capital Corp. or any Guarantor in furtherance of any such action.



         The Indenture provides that within 90 days after the Trustee receives notice of or becomes aware of the occurrence of any default under the Indenture, the Trustee shall transmit by mail to all Holders, as their names and addresses appear in the Security Register, notice of such default hereunder known to the Trustee, unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any,) or interest on any Security, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders; and provided, further, that in the case of any default of the character specified in Section 5.1(vii) of the Indenture, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. For the purpose of this paragraph, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default.


         (b)      AUTHENTICATION AND DELIVERY OF THE SECURITIES.


         Section 3.3 of the Indenture provides that the Securities shall be executed by TP Capital Corp. and executed on behalf of the Company by the Parent, in its capacity as the general partner of the Company, in each case under its corporate seal reproduced thereon attested by its Secretary or one of its Assistant Secretaries. The signature of any or all of these officers on the Securities may be manual or facsimile.



         Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of TP Capital Corp. shall bind TP Capital Corp. and the proper officers of the Parent, as general partner of the Company, shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.



         At any time and from time to time after the execution and delivery of the Indenture, the Issuers may deliver Securities executed by TP Capital Corp. and the Parent, as general partner of the Company, to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities; and the Trustee in accordance with such Company Order shall authenticate and deliver such Securities as in the Indenture provided and not otherwise.


         Each Security shall be dated the date of its authentication.

         No Security shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for in the Indenture executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered thereunder.

         (c)      RELEASE OR SUBSTITUTION OF PROPERTY.


         Pursuant to Section 12.2 of the Indenture, Collateral may be released from the Liens created by the Security Documents at any time or from time to time, and the Security Documents may be terminated, in accordance with the provisions of the Security Documents or in accordance with the Indenture. In addition, upon the request of the Issuers pursuant to an Officers' Certificate and Opinion of Counsel certifying that all conditions precedent hereunder have been met, the Trustee will release Collateral that is sold, conveyed, or disposed of in compliance with the provisions of the Indenture. Upon receipt of such Officers' Certificate and

Opinion of Counsel, the Trustee will execute, deliver and acknowledge any necessary or proper instruments of termination or release to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Security Documents. The release of any Collateral from the terms of the Indenture and/or of the Security Documents or the release of, in whole or in part, the Liens created by the Security Documents, or the termination of the Security Documents, will not be deemed to impair the Liens on the Collateral in contravention of the provisions of the Indenture if and to the extent that the Liens on Collateral are released, or the Security Documents are terminated, pursuant to the Indenture or the applicable Security Documents. The Trustee and each of the Holders acknowledge that a release of Collateral or a Lien in accordance with the terms of the Indenture and/or of the Security Documents will not be deemed for any purpose to be an impairment of the Lien on the Collateral in contravention of the terms of the Indenture and/or the Security Documents. To the extent applicable, the Issuers and each obligor on the Securities shall cause Section 314(d) of the Trust Indenture Act relating to the release of property or securities from the Lien of the Indenture and of the Security Documents to be complied with. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an officer of the Company, except in cases which Section 314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent person. In releasing any Collateral pursuant to the terms of the Indenture, or any Security Document, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, in addition to the documents required by Section 13.4 of the Indenture, an Officers' Certificate certifying that such release is authorized or permitted by the Indenture and/or the Security Documents and the Intercreditor Agreement and that all conditions precedent, if any, to such release have been satisfied.


         (d)      SATISFACTION AND DISCHARGE OF THE INDENTURE.


         Pursuant to Section 4.1 of the Indenture, the Indenture shall cease to be of further effect (except as to any surviving rights of conversion, registration of transfer or exchange of Securities therein expressly provided for), and the Trustee, on demand of and at the expense of the Issuers shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when:


                  (a)      either


                           (i) all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.8 of the Indenture and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 10.3 of the Indenture) have been delivered to the Trustee for cancellation; or



                           (ii) all such Securities not theretofore delivered to the Trustee for cancellation (A) have become due and payable, or (B) will become due and payable at their Stated Maturity within one year, and the Company, in the case of (A) or (B) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity, as the case may be; (C) the Issuers have paid or caused to be paid all other sums payable hereunder by the Issuers; and (D) the

         Issuers have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.


         Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee under Section 6.7 of the Indenture, the obligations of the Trustee to any Authenticating Agent under Section 6.14 of the Indenture, rights of registration of transfer, substitution and exchange and conversion of the Securities and, if money shall have been deposited with the Trustee pursuant to Subclause (ii) of clause (a) of Section 4.2 of the Indenture, the obligations of the Trustee under Section 4.2 of the Indenture and the last paragraph of Section 10.3 of the Indenture, shall survive.

         (e)      EVIDENCE OF COMPLIANCE WITH CONDITIONS.

         Section 10.8 of the Indenture provides that:


                  (i) The Issuers and each Guarantor (to the extent that such Guarantor is so required under the Trust Indenture Act) shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Issuers have kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Issuers have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Securities is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.



                  (ii) So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to
         Section 10.8 of the Indenture shall be accompanied by a written statement of the Company's independent public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any provisions of Article 10 or Article Thirteen of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.



                  (iii) The Issuers shall, so long as any of the Securities are outstanding, deliver to the Trustee, forthwith upon and in any event within 10 Business Days after any Officer's becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Issuers are taking or proposes to take with respect thereto.

9.       OTHER OBLIGORS.


         The Notes will be issued by, and will be obligations of, each of the Issuers. The Issuers' obligations with respect to the Notes will be guaranteed by each of the Guarantors.


CONTENTS OF APPLICATION FOR QUALIFICATION.

         This application for qualification comprises:

         (a)      Pages numbered 1 to 16, consecutively.

         (b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

         (c) The following Exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

         Exhibit T3A-1              -        Certificate of Limited Partnership
                                             of Texas Petrochemicals LP
                                             (incorporated by reference to
                                             Exhibit 3.3 of the Issuer's annual
                                             report on Form 10-K for the fiscal
                                             year ended June 30, 2000 (and filed
                                             on September 28, 2000, File No.
                                             333-11569)).


         Exhibit T3A-2              -        Certificate of Incorporation of New
                                             GP.*



         Exhibit T3A-3              -        Certificate of Formation of New
                                             LP.*



         Exhibit T3A-4              -        Articles of Incorporation of
                                             Texas Olefins Domestic
                                             International Sales Corporation.*



         Exhibit T3A-5              -        Certificate of Incorporation of
                                             TP Capital Corp.


         Exhibit T3B-1              -        Agreement of Limited Partnership of
                                             Texas Petrochemicals LP
                                             (incorporated by reference to
                                             Exhibit 3.4 of the Issuer's annual
                                             report on Form 10-K for the fiscal
                                             year ended June 30, 2000 (and filed
                                             on September 28, 2000, File No.
                                             333-11569)).


         Exhibit T3B-2              -        Bylaws of New GP.*



         Exhibit T3B-3              -        Limited Liability Company Agreement
                                             of New LP.*



         Exhibit T3B-4              -        Bylaws of Texas Olefins Domestic
                                             International Corporation.*



         Exhibit T3B-5              -        Bylaws of TP Capital Corp.



         Exhibit T3C                -        Form of Indenture between Texas
                                             Petrochemicals LP, TP Capital Corp.
                                             and the Trustee thereunder.



         Exhibit T3E-1              -        Second Amended Joint Disclosure
                                             Statement of the Debtors pursuant
                                             to Section 1125 of the Bankruptcy
                                             Code dated January 29, 2004.*


         Exhibit T3E-2              -        Amended Supplement to the Joint
                                             Disclosure Statement of the Debtors
                                             pursuant to Section 1125 of the
                                             Bankruptcy Code dated

                                             March 11, 2004.*



         Exhibit T3E-3              -        Fourth Amended Plan of
                                             Reorganization of Texas
                                             Petrochemicals LP pursuant to
                                             Section 1121 of the Bankruptcy Code
                                             dated March 11, 2004.*



         Exhibit T3F                -        Cross Reference Sheet showing the
                                             location in the Indenture of the
                                             provisions inserted therein
                                             pursuant to Section 310 through
                                             318(a), inclusive, of the Trust
                                             Indenture Act of 1939 (included as
                                             part of Exhibit T3C).



         Exhibit 25.1               -        Form T-1 qualifying the Trustee
                                             under the Indenture.*



-------------------
* Previously filed.

                                    SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the City of Houston, Texas on April 1, 2004.


(SEAL)                                      TEXAS PETROCHEMICALS LP

                                            By:      TPC Holding Corp., its
                                                     general partner

                                            By: /s/ E. Joseph Grady
                                               ---------------------------------
                                            Name:  E. Joseph Grady
                                                 -------------------------------
                                            Title: Senior Vice President and CFO
                                                  ------------------------------
Attest: /s/ Stephen R. Wright
       ------------------------------


(SEAL)                                      TP CAPITAL CORP.

                                            By: /s/ E. Joseph Grady
                                               ---------------------------------
                                            Name:  E. Joseph Grady
                                                 -------------------------------
                                            Title: Senior Vice President of
                                                   Finance and Chief Financial
                                                   Officer
                                                  ------------------------------
Attest: /s/ Stephen R. Wright
       ------------------------------


(SEAL)                                      TEXAS PETROCHEMICALS INC.

                                            By: /s/ E. Joseph Grady
                                               ---------------------------------
                                            Name:  E. Joseph Grady
                                                 -------------------------------
                                            Title: Senior Vice President of
                                                   Finance and Chief Financial
                                                   Officer
                                                  ------------------------------
Attest: /s/ Stephen R. Wright
       ------------------------------

(SEAL)                                      TEXAS PETROCHEMICALS LLC

                                            By: /s/ E. Joseph Grady
                                               ---------------------------------
                                            Name:  E. Joseph Grady
                                                 -------------------------------
                                            Title: Senior Vice President of
                                                   Finance and Chief Financial
                                                   Officer
                                                  ------------------------------
Attest: /s/ Stephen R. Wright
       ------------------------------

(SEAL)                                      TEXAS OLEFINS DOMESTIC INTERNATIONAL
                                            SALES CORPORATION

                                            By: /s/ Brian K. Bourque
                                               ---------------------------------
                                            Name:  Brian K. Bourque
                                                 -------------------------------
                                            Title: Vice President and Treasurer
                                                  ------------------------------
Attest: /s/ Stephen R. Wright
       ------------------------------

                                 EXHIBIT INDEX

         Exhibit T3A-1              -        Certificate of Limited Partnership
                                             of Texas Petrochemicals LP
                                             (incorporated by reference to
                                             Exhibit 3.3 of the Issuer's annual
                                             report on Form 10-K for the fiscal
                                             year ended June 30, 2000 (and filed
                                             on September 28, 2000, File No.
                                             333-11569)).


         Exhibit T3A-2              -        Certificate of Incorporation of New
                                             GP.*



         Exhibit T3A-3              -        Certificate of Formation of New
                                             LP.*



         Exhibit T3A-4              -        Certificate of Incorporation of
                                             Texas Olefins Domestic
                                             International Sales Corporation.*



         Exhibit T3A-5              -        Certificate of Incorporation of
                                             TP Capital Corp.


         Exhibit T3B-1              -        Agreement of Limited Partnership of
                                             Texas Petrochemicals LP
                                             (incorporated by reference to
                                             Exhibit 3.4 of the Issuer's annual
                                             report on Form 10-K for the fiscal
                                             year ended June 30, 2000 (and filed
                                             on September 28, 2000, File No.
                                             333-11569)).


         Exhibit T3B-2              -        Bylaws of New GP.*



         Exhibit T3B-3              -        Limited Liability Company Agreement
                                             of New LP.*



         Exhibit T3B-4              -        Bylaws of Texas Olefins Domestic
                                             International Corporation.*



         Exhibit T3B-5              -        Bylaws of TP Capital Corp.



         Exhibit T3C                -        Form of Indenture between Texas
                                             Petrochemicals LP, TP Capital Corp.
                                             and the Trustee thereunder.



         Exhibit T3E-1              -        Second Amended Joint Disclosure
                                             Statement of the Debtors pursuant
                                             to Section 1125 of the Bankruptcy
                                             Code dated January 29, 2004.*



         Exhibit T3E-2              -        Amended Supplement to the Joint
                                             Disclosure Statement of the Debtors
                                             pursuant to Section 1125 of the
                                             Bankruptcy Code dated
                                             March 11, 2004.*



         Exhibit T3E-3              -        Fourth Amended Plan of
                                             Reorganization of Texas
                                             Petrochemicals LP pursuant to
                                             Section 1121 of the Bankruptcy Code
                                             dated March 11, 2004.*



         Exhibit T3F                -        Cross Reference Sheet showing the
                                             location in the Indenture of the
                                             provisions inserted therein
                                             pursuant to Section 310 through
                                             318(a), inclusive, of the Trust
                                             Indenture Act of 1939 (included as
                                             part of Exhibit T3C).



         Exhibit 25.1               -        Form T-1 qualifying the Trustee
                                             under the Indenture.*



-----------------
* Previously filed.